PROSPECTUS

                       ELECTROSOURCE, INC.

         437,674 Shares of Common Stock, $1.00 par value


      The shares offered hereby are outstanding shares of the Common Stock, $1.00 par value per share ("Common Stock"), of Electrosource, Inc., a Delaware corporation (the "Company"), which are being sold by the Selling Shareholders named herein. The Company will not receive any part of the proceeds from the sale of such shares.

     The Company has agreed to bear all costs of the preparation, filing and prosecution of the registration statement of which this Prospectus is a part. Such expenses are estimated to be approximately $6,650 for the offering.

     The Company has been advised that the sale of the shares may be made from time to time by or for the account of the Selling Shareholders in the over-the-counter market through broker-dealers. These sales will be made at market prices prevailing at the time of sale. The broker-dealers may act as agents of the Selling Shareholders or may purchase any of the shares as principal and thereafter may sell such shares from time to time in the over-the-counter market at prices prevailing at the time of sale or at negotiated prices. Neither the security to be offered nor the selling method to be used may be varied.

      Broker-dealers used by the Selling Shareholders may be deemed to be "underwriters" as defined in the Securities Act of 1933. In addition, the Selling Shareholders may be deemed to be an underwriter within the meaning of the Securities Act of 1933 with respect to the Common Stock offered hereby.

      The Common Stock is traded in the over-the-counter market and is quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol "ELSI." On August 4, 1997, the closing price for a share of Common Stock as reported on NASDAQ was $6.50 per share.


   SEE  "RISK  FACTORS," ON PAGE 3 OF THIS PROSPECTUS,  FOR  A
   DISCUSSION  OF CERTAIN IMPORTANT FACTORS INVOLVED  IN  THIS
   OFFERING.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this Prospectus is August 4, 1997.


                      AVAILABLE INFORMATION

      The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, together with proxy statements and other information filed by the Company, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, DC 20549, and at certain of its Regional Offices located at: 7 World Trade Center, New York, New York 10007; and Room 1204, Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604. Copies of such information can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC 20549 at prescribed rates.

      The Company has filed with the Commission a registration statement under the Securities Act of 1933, as amended, with respect to the securities offered hereby (the "Registration Statement"). As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information can be inspected at the principal office of the Commission, Room 1024, 450 Fifth Street, NW, Washington, DC 20549, and copies of the Registration Statement can be obtained from the Commission at prescribed rates by writing to the Commission at such address. The Commission maintains a Web site, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding the Company.


        INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The following documents, which are on file with the Commission, are hereby specifically incorporated by reference into this prospectus:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

     (2)   All  other reports filed by the Company pursuant  to
Section  13(a) or Section 15(d) of the Exchange Act  since
December 31, 1996, including the following:

       (i)     Form 8-K Current Report dated March 10, 1997;
       (ii)    Form 8-KA1 Current Report dated April 2, 1997;
       (iii)   Form 8-K Current Report dated April 3, 1997; and
       (iv) The Company's Quarterly Report on Form 10Q for the quarter ended March 31, 1997.

     (3) The description of the Company's Common Stock set forth under the captions "Description of Electrosource, Inc. Common Stock" and "Purposes and Effects of Certain Provisions of the Electrosource, Inc. Certificate and the Electrosource, Inc. Bylaws" in the Information Statement filed as Exhibit 28.1 to the Company's Registration Statement on Form 10 filed October 19, 1987 (as amended by Form 8 Amendments filed January 8, 1988 and January 13, 1988), which description of the Company's Common Stock was incorporated by reference into the Registration Statement on Form 10 in response to Item 11, "Description of Registrant's Securities to be Registered."

      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to December 31, 1996, and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus.

      The Company will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (not including exhibits to the
information  that  is  incorporated  by  reference  unless   such
exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to Electrosource, Inc., Corporate Secretary, 2809 Interstate 35 South, San Marcos, Texas 78666, telephone (512) 753-6500.


                      SUMMARY OF PROSPECTUS

      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements contained elsewhere in this prospectus and in the documents incorporated by reference herein.

                           The Company

      Electrosource, Inc. (the "Company") is engaged in the development and commercial application of technologies related to lead-acid, rechargeable storage batteries and ancillary products. The Company's principal activity is the development, manufacture and sale of a new lead-acid battery concept called Horizonr. See "The Company," below.

      The principal executive offices of the Company are located at 2809 Interstate 35 South, San Marcos, Texas 78666 and its telephone number is (512) 753-6500.


                       Recent Developments

      The Company received a loan of $4,000,000 from Corning Incorporated ("Corning") in March 1997. The loan is convertible into common stock, and the Company has granted options to Corning to purchase additional shares of common stock. The Company and Corning are discussing other possible business arrangements. See "Recent Developments" below.

      The Company completed a private placement of common stock and warrants (in total representing 725,780 shares of the Company's common stock) with its executive officers and certain other accredited investors to raise approximately $680,000 for general corporate purposes. See "Recent Developments" below.

     The Company filed an S-3 Registration Statement for the sale of 127,500 shares by Ally Capital Corporation.  This Registration
Statement  became  effective  on August  4,  1997.   See  "Recent
Developments" below.

      The Company has filed suit in Travis County, Texas for a declaratory judgment with respect to demands and claims from an Indian entity. See "Recent Developments" below.


                          The Offering

      The shares offered hereby are 71,300 outstanding shares of the Company's Common Stock, $1.00 par value per share ("Common Stock"), and 366,374 shares issuable upon the exercise of associated warrants. The shares and warrants were sold by the Company in the private placement referenced above in "Recent Developments" and are now being made available for sale by certain individuals and institutions who participated in the private placement (the "Selling Shareholders"). The Company will not receive any part of the proceeds from the sale of such shares. See "The Offering" below.


                          RISK FACTORS

      An investment in the Common Stock offered hereby involves a high degree of risk. The following factors should be considered in evaluating an investment in the Company.

      History of Losses and Going Concern Qualification. The company has a significant accumulated deficit of approximately $47,300,000 as of March 31, 1997 and a history of losses since inception in 1987. Additionally, the independent accountants' report on the Company's financial statements for 1996 includes a going concern qualification. The Company's ability to successfully commercialize its technology and generate sufficient cash flow to fund operations is uncertain. Historically the Company has been unable to generate enough cash from orders and development work to fund all operations and may not be able to do so in the future.

      Customer Concentration. A significant portion of the Company's total revenue (81% and 43% in 1996 and 1995, respectively) was generated from Chrysler Corporation ("Chrysler"). Loss of this customer could have an adverse impact on operations.

       Financial Constraints. In the absence of additional financing and without the generation of significant revenue from operations or offsetting cost reductions, the Company's cash will be substantially depleted in the first quarter of 1998. There can be no assurance that significant revenues or additional financing can be obtained on terms satisfactory to the Company, if at all. The full depletion of the Company's cash could lead to the Company's ceasing all operations and activities and, ultimately, to its dissolution and liquidation.

     Contingencies Related to Business Plan and Commercialization of Product. In June 1994 the Company made the decision to become the North American manufacturer of the Horizonr battery, while continuing its previous plans with respect to licensing of third party manufacturers overseas. The shift from research and development to manufacturing has required, and will continue to require, significant additional outlays for capital equipment as well as greatly increased managerial and production staffing, which will in turn require significant amounts of new capital. There can be no assurance that the Company will be able to raise this capital on terms satisfactory to the Company, or at all. Development of the Horizonr Battery and manufacturing processes continue, and there can be no assurance that the battery will be successfully commercialized.

      Possible Loss of Trading Liquidity. The Company's Common Stock is traded on the Over-the-Counter Market and is reported on NASDAQ. In order to maintain listing by NASDAQ, the Company must maintain $1 million of stockholders' equity. The Company is currently in compliance with this requirement. If the minimum required balance is not maintained, the NASDAQ may choose to delist the Common Stock of the Company from trading which would restrict the liquidity of the Common Stock. Ordinarily, before delisting, NASDAQ would provide the Company notice and an opportunity to present and carry out a plan for compliance. In the event that the Common Stock were no longer traded on the NASDAQ market, and its share price fell below $5.00 per share, brokers and dealers effecting trades in the Common Stock would become subject to Securities and Exchange Commission rules covering trading in Openny stocks.O These rules generally require that such broker-dealers make specified disclosures to customers including information on available bid and asked prices for the stock in question and compensation to the broker-dealer and his associates with respect to the proposed trade, and provide periodic reports as to the market value of a customerOs position in penny stocks. The rules also impose heightened Oknow your customerO requirements that require broker-dealers to obtain information, including personal financial information, from customers sufficient to allow the broker-dealer to make a determination that investment in penny stocks is suitable for the customer and that the customer is capable of assessing the risks of such an investment. Broker-dealers may be less willing to effect trades in any security subject to these rules due to the additional disclosure, record-keeping and other requirements imposed by the rules. In addition, some potential investors in penny stocks may be reluctant to provide the required personal financial information to broker-dealers, which may reduce the number of potential investors. These factors could further reduce trading liquidity in the Common Stock.

      Termination of Technology License.  The Company  holds  the
rights   to   develop  and  use  certain  coextrusion  technology
necessary to the manufacture of its principal products under an exclusive license from Blanyer-Mathews Associates, Inc. ("Blanyer-
Mathews").   This license is subject to termination  by  Blanyer-
Mathews   in   the  event  that  the  Company  enters  bankruptcy
proceedings or defaults in its obligation to pay royalties. Loss of the rights to the coextrusion technology would have a severe adverse impact upon the Company's continued viability.

     Loss of Trade Secret Protection. The Company has elected to protect certain aspects of its technology under state trade secret laws, rather than under federal patent laws. Trade secret protection requires that the Company preserve the confidentiality of the technology subject to trade secret status. In the event that such confidentiality cannot be maintained, or if third parties can successfully "reverse engineer" the affected technology, trade secret status may be lost. Loss of trade secret protection would allow third parties to utilize the technology without obtaining a license from the Company.

      Competition. The lead-acid battery industry is highly competitive and includes a number of firms, many with greater financial, technological, manufacturing, marketing and other resources and longer operating histories than the Company. There is no assurance that the Company will be able to compete successfully in this highly competitive environment due to the Company's limited financial resources and lack of established products.

      Dependence on Key Personnel. Management of the Company is composed primarily of Michael Semmens, President, Chief Executive Officer and Chairman of the Board, William Griffin, Executive Vice President, Chris Morris, Vice President-Technical Operations, James M. Rosel, Vice President Finance, General Counsel and Chief Financial Officer, and Mary Beth Koenig, Treasurer and Chief Accounting Officer. The loss of any of these executive officers could have a material adverse effect on the Company. The Company does not have employment contracts with Ms. Koenig or with Messrs. Rosel and Morris, and the employment contracts between Mr. Semmens and the Company and Mr. Griffin and the Company do not impose any material penalty in the event of resignation.

      Dilution. The market price of $6.50 per share of Common Stock as of August 4, 1997, was substantially greater than the Company's actual net tangible book value of $0.56 per outstanding share of Common Stock at March 31, 1997. Purchasers of Common Stock at the recent market price will suffer an immediate dilution of $5.94 per share, measured by the difference between the market price and the Company's net tangible book value per share. See "Dilution."

      Certain Antitakeover Effects. Certain provisions contained in the Delaware General Corporation Law and in the Company's Restated Certificate of Incorporation and bylaws may make it difficult for any third party to effect or attempt an acquisition of the Company without the approval of the Company's Board of Directors. The Restated Certificate of Incorporation also divides the Company's Board of Directors into three classes serving staggered terms. This provision may hinder or delay any attempt to gain control of the Company by replacing the Board of Directors. Such potential antitakeover effects may depress the market value of the Common Stock. In addition, certain provisions of the Company's Restated Certificate of Incorporation and bylaws require the affirmative vote of 90% of the Company's outstanding Common Stock.

      Absence of Dividends. The Company may, under Delaware corporation law, declare and pay dividends upon its Common Stock either (1) out of the excess, if any, of total shareholders equity over the aggregate par value of its Common Stock issued and outstanding or (2) from net income for the current and the immediately preceding fiscal year. The Company has reported net losses in each of the two most recent fiscal years and the par value of the Company's Common Stock is in excess of total shareholder's equity at December 31, 1996. The Company has paid no dividends on its Common Stock to date and does not anticipate, currently or in the foreseeable future, paying dividends on the Common Stock. Future cash dividends, if any, will be determined by the Board of Directors in light of the Company's earnings, financial condition, and capital requirements.


                           THE COMPANY

      Electrosource, Inc. (the "Company") is engaged in the development and commercial application of technologies related to lead-acid, rechargeable storage batteries and ancillary products. The Company's principal activity is the development, manufacture and sale of a new lead-acid battery concept called Horizonr. The Horizonr battery utilizes plate grids made from a patented coextruded wire. The plates are oriented in a horizontal plane rather than the vertical plane, as is the practice in conventional batteries. Current activities are concentrated upon development of Horizonr concept batteries for use in electric vehicle and non-electric vehicle applications. The Company is also developing new processes for the energy-active material for use in both Horizonr and conventional batteries.

      The continued development of the Horizonr battery, as well as the continued viability of the Company as a going concern, are contingent upon the Company's ability to increase sales, increase contractual activity or raise additional capital. There can be no assurance that such sales, contracts or financing can be obtained. The offering described in this prospectus will not result in any proceeds to the Company. See "Risk Factors."

      The principal executive offices of the Company are located at 2809 Interstate 35 South, San Marcos, Texas 78666, and its telephone number is (512) 753-6500.


                       RECENT DEVELOPMENTS

      In March 1997, the Company entered into a loan agreement with Corning Incorporated, a Fortune 500 Company ("Corning"). The agreement provides for a $4,000,000, five year loan bearing interest at 5%. The loan is convertible into Common Stock at the option of Corning at a conversion price of $5.50 per share. A $500,000 loan to the Company previously provided by Corning was canceled and refinanced as part of the $4,000,000 loan. The Company granted Corning an option to purchase up to 275,000 shares of Common Stock at $7.00 per share and an option to purchase up to 225,000 shares of Common Stock at $9.00 per share. These options are exercisable until March 1999. The Company is also discussing other potential business arrangements with Corning.

      The Company completed a private placement of Common Stock with certain of its executive officers and other accredited investors in January 1997 which raised $680,508 for general corporate purposes. The offering was conducted in two parts. The terms for the first part, in which the executive officers participated, were $6.56 per share of Common Stock purchased (80,897 shares) and one warrant at an exercise price of $7.56 per share for each dollar invested (530,883 warrants) for proceeds of $530,883 to the Company. The terms of the second part were $5.25 per share of Common Stock purchased (28,500 shares), with three warrants per share (85,500 warrants), for proceeds of $149,625. One-half of the warrants are exercisable at a price of $5.25 per share and one-half at $6.25 per share. All warrants have a two year term from date of issue.

      The Company agreed to file this registration statement to register on Form S-3 the shares purchased in the private placement for those purchasers who were not executive officers.

     The Company filed an S-3 Registration Statement on April 18, 1997 for the sale of 127,500 shares held by Ally Capital Corporation as agent for two entities who received the shares for prepayment of equipment lease obligations. This Registration Statement became effective August 4, 1997.

      In 1994, the Company signed a "Know-How License Agreement" (the "Agreement") with Horizon Battery Technologies, Ltd., ("HBTL"), of Bombay, India, calling for the completion of several detailed subordinate agreements, with the ultimate purpose to license the manufacture and sale of batteries in India. The effectiveness of the Agreement was conditioned upon the subsequent execution of these related agreements, none of which were executed. The Company believes, therefore, the Agreement never became effective and has no force or effect. Separately in 1995, HBTL agreed to pay the Company $250,000 for a Preliminary Design Review ("PDR") for a potential manufacturing facility in India, which PDR was required to complete one of the subordinate agreements. The Company received $100,000 from HBTL and completed the PDR in 1995. The remaining $150,000 was never paid by HBTL, in spite of repeated demands by the Company.

      In September 1996, the Company received a demand from HBTL to arbitrate damage claims for alleged breach of the Agreement between the Company and HBTL. HBTL claims damages of approximately $5.1 million for its expenses and lost profits related to the project. The Company disputes the claim for damages and has filed a petition in Travis County, Texas, seeking, among other things, a declaratory judgment that HBTL has no right to arbitration or monetary relief. HBTL contested jurisdiction and removed the proceedings to the U.S. Federal Courts. The Court has ruled that it has no jurisdiction. The Company has asked for a re-hearing and plans to appeal any final adverse decision on jurisdiction. No liability has been recorded in the financial statements at March 31, 1997 for this uncertainty as management is unable to express an opinion with respect to the likelihood of an unfavorable outcome of this matter or to estimate the amount or range of potential loss should the outcome be unfavorable. Resolution of this matter by the courts in favor of HBTL could have a material adverse effect on the financial position of the Company.

                          THE OFFERING

      The shares to be offered pursuant to this prospectus are outstanding shares of the Company's Common Stock acquired by persons other than executive officers of the Company (the "Selling Shareholders") in the private placement described above under "Recent Developments" (see "Selling Shareholders," below).

      The shares of Common Stock offered hereby may be sold from time to time by the Selling Shareholders. Such sales must be made in the over-the-counter market through broker-dealers at the then prevailing market price. Neither the security to be offered nor the selling method may be varied.

      There is no underwriting or coordinating broker acting in connection with this offering. The Selling Shareholders may be deemed "underwriters" within the meaning of the Securities Act of 1933 (the "Securities Act") with respect to the shares of Common Stock offered hereunder. The Company and the Selling Shareholders have agreed to indemnify one another against certain liabilities, including liabilities under the Securities Act.

      In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales.

      The  Company  has  agreed to bear all costs  of  preparing, filing  and  processing the registration statement of which  this
prospectus  is  a  part.   Such  expenses  are  estimated  to  be
approximately $6,650 for the offering.


                      SELLING SHAREHOLDERS

      The shares of Common Stock covered by this Prospectus are being offered by the Selling Shareholders identified below in the amounts shown:

                        Shares                      Shares  Percentage
                         Owned           Shares     Owned       of
     PARTICIPANT       Prior to Shares Underlying Following Outstanding
                       Offering Offered Warrants   Offering   Shares

Joseph U. Barton         3,812   3,812   25,019       0          *
Thomas U. Barton         3,813   3,813   25,019       0          *
Collins Capital
Diversified Fund LP     22,875  22,875   150,117      0          *
Compton Family
Partners Ltd             4,000   4,000   12,000       0          *
Audrey T. Dearing        2,750   2,300   15,094      2,750       *
Fred B. Dulock          16,200   6,000   18,000     10,200       *
Bill N. Goss             5,000   5,000   15,000       0          *
Bill Kemp               10,500   5,000   15,000      5,500       *
James R. Phillips, Jr.  25,500   8,500   25,500     17,000       *
Langhorne Reid, III     11,000  10,000   65,625      1,000       *
*Less than 1%

      The Company completed a private placement of Common Stock with certain of its executive officers and other accredited investors in January 1997 which raised $680,508 for general corporate purposes. The offering was conducted in two parts. The terms for the first part, in which the executive officers participated, were $6.56 per share of Common Stock purchased (80,897 shares) and one warrant at an exercise price of $7.56 per share for each dollar invested (530,883 warrants) for proceeds of $530,883 to the Company. The terms of the second part were $5.25 per share of Common Stock purchased (28,500 shares), with three warrants per share (85,500 warrants), for proceeds of $149,625. One-half of the warrants are exercisable at a price of $5.25 per share and one-half at $6.25 per share. All warrants have a two year term from date of issue.

      The Company agreed to file a registration statement on Form S-3 to register for sale the shares of Common Stock purchased by the Selling Shareholders and the shares of Common Stock issuable under the associated warrants. The shares offered hereby are being registered pursuant to such agreement.

      Langhorne Reid, III is a consultant to the Company on financial matters, and has been since February 1996, under a written consulting agreement which provided for a fee of $3,000 per month and the grant of 200 stock options per month. The agreement was amended effective August 15, 1996 to extend the term to August 15, 1997 and modify the cash fee to $2,000 per month and stock options to 450 options per month. The exercise price of the options is the market price on date of issue. Under the agreement, Mr. Reid is also entitled to an advisory success fee for fundraising activity of 3%-10% of the amounts raised in various financing activities. The fee is paid half in cash and half in stock options. The options are granted at the rate of one option for each $10.00 represented by that one-half of the fee. The exercise price is equal to market price on the date of the fundraising activity; the term is for two years, and there are no registration rights. As part of his regular consulting duties, during the past three years the Company has paid Mr. Reid approximately $41,800 and granted 4,800 stock options. Additionally, Mr. Reid will receive a fee of 10% or approximately $20,015 (half in cash and half in options) as a result of the equity participation in this offering directly resulting from his efforts.

      Under a letter agreement dated April 1, 1997, James R. Phillips, Jr. was entitled to an advisory fee of $15,000 for his work on this placement and is entitled to participate up to the amount of $35,000 in any similar offering by the Company within one year. The Company and Mr. Phillips negotiated the fee compensation due to a disagreement as to whether Mr. Phillips was entitled to purchase additional shares and options in the private placement in lieu of a fee.

       The   following   participants  in  this   offering   have
participated in previous Electrosource offerings as follows (see description of prior offerings below):

                                                                                        WARRANT
                                 PRIOR             AMOUNT   SHARES PURCHASED WARRANTS  EXERCISE
PARTICIPANT                     OFFERING           LOANED   NUMBER  AMOUNT   OBTAINED    PRICE

Compton Family         Private Placement #1          --      500    $15,000     250     $25.00
Partners                                             --       --      --        250     $35.00
                       Private Placement #2          --     2,500   $27,500     --        --

Fred B. Dulock         1993 Loan Warrant Program   $7,500     --      --        600     $22.50
                       Private Placement #1          --     1,000   $30,000     500     $25.00
                                                     --       --      --        500     $35.00
                       Private Placement #2          --     3,000   $33,000     --        --

Bill Kemp              Private Placement #1          --     1,000   $30,000     500     $25.00
                                                     --       --      --        500     $35.00
                       Private Placement #2          --     3,000   $33,000     --        --

James R. Phillips, Jr. 1993 Loan Warrant Program   $92,500    --   $166,500    7,400    $22.50
                       1993 Loan Warrant Program*    --       --      --       4,000    $22.50
                       Private Placement #1          --     7,500  $226,875    3,750    $25.00
                                                     --       --      --       3,750    $35.00
                       Private Placement #2          --     10,000 $110,000     --        --

*Mr. Phillips purchased warrants from another participant in the program.


      In October 1994, the Company completed Private Placement #1 for 48,550 shares of Common Stock which resulted in net proceeds to the Company of $1,386,474. Warrants attached to the offering allowed the purchase of an equal number of shares; one-half of which were exercisable at $45 per share until September 1995 and the remaining one-half were exercisable at $55 per share until September 1996. The exercise prices were subsequently changed to $25 per share and $35 per share, respectively, and the expiration dates were extended to September 1997 for all participants in Private Placement #2. The Company, pursuant to the terms of the private placement, agreed to register the shares and subsequently filed a registration statement covering the shares. The warrants have registration rights, but have not been registered and remain unexercised.

      In September 1995, the Company completed Private Placement #2 for 80,633 shares of Common Stock which resulted in net proceeds to the Company of $886,966. The Company, pursuant to the terms of the private placement, agreed to register the shares and subsequently filed a registration statement covering the shares.

      In early 1993, the Company entered into several ten percent notes payable aggregating $550,000 with warrants to purchase 44,000 shares of Common Stock for a purchase price of $22.50 per share. Shares issued upon exercise were registered and all warrants were exercised or have expired.

      Audrey Dearing, Electrosource Corporate Secretary, has received cash compensation of $59,788, $65,416 and $57,996 in the years ended December 31, 1994, 1995 and 1996, respectively. Ms. Dearing changed her status from a full-time to part-time employee in July 1996. Stock options with the following terms have been granted to Ms. Dearing in 1994 through 1996: 300 options at an exercise price of $33.75 on 5/31/95, 867 options at an exercise price of $12.50 on 2/1/96, 3,000 options at an exercise price of $12.50 on 4/1/96 and 5,000 options at an exercise price of $5.28 on 10/30/96. All exercise prices were equal to market value at the date of grant.


                         USE OF PROCEEDS

     The Company will realize no proceeds from the offering.  The
Company will bear all costs of preparing, filing and processing the registration statement of which this prospectus is a part.


                            DILUTION

     At March 31, 1997, the Company had a net tangible book value of $0.56 per share of Common Stock outstanding. "Net tangible book value per share" represents the amount of total tangible assets of the Company, reduced by the amount of total liabilities of the Company, divided by the number of shares of Common Stock outstanding. Purchasers of Common Stock for cash at the assumed offering price of $6.50 per share (based on the market price of a share of Common Stock as quoted by NASDAQ on August 4, 1997) will therefore incur an immediate dilution of $5.94 per share from the assumed offering price measured by the difference between the assumed offering price and the Company's net tangible book value per share.


            INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company's Restated Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provisions will not eliminate or limit the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) with respect to unlawful payments of dividends or unlawful stock purchases or redemptions for which the director is liable under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit.

      The Company's Bylaws provide that, to the extent permitted by law, the Company will indemnify each of its directors, and authorize the purchase of insurance with respect thereto. The Bylaws also provide that the Company may indemnify its officers, employees or agents who are made or threatened to be made defendants or respondents to any threatened, pending or completed action, suit or proceeding due to such person's service to the Company or to certain other entities at the request of the Company, so long as such person acted in good faith and in a manner he reasonably believed to be not opposed to the best interests of the Company. Such indemnification may be made only upon a determination that such indemnification is proper in the circumstances because the person to be indemnified has met the applicable standard of conduct to permit indemnification under the law.

      In addition to indemnification provided pursuant to the Company's Restated Certificate of Incorporation and Bylaws, the Company has entered into a Director Indemnification Agreement with each director of the Company providing for, among other things, (i) indemnification by the Company of each director to the full extent authorized or permitted by Delaware statutes;
(ii) maintenance by the Company of director and officer insurance coverage for the benefit of each director of up to $2,000,000, subject to availability at premiums not substantially disproportionate to the amount of coverage; (iii) indemnification by the Company of each director in connection with settlements under certain circumstances; (iv) procedures relating to independent review of determinations regarding director indemnification (including special provisions in case of a change in control of the Company); and (v) the advancement of expenses to directors in connection with matters for which the director is entitled to indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                          LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon  for  the  Company by Bret Van Earp, Attorney  at  Law,  100
Congress Avenue, Suite 1800, Austin, Texas  78701.


                             EXPERTS

      The financial statements of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph with respect to substantial doubt about the Company's ability to continue as a going concern) included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.




     No dealer, salesman or other
person  has  been  authorized  to
give  any information or to  make
any  representation not contained
in  this prospectus in connection
with  the offer contained herein,           ELECTROSOURCE, INC.
and,   if  given  or  made,  such
information   or   representation
must not be relied upon as having
been  authorized by the  Company.
This    prospectus    does    not
constitute an offer to sell, or a
solicitation of an offer to  buy,
any     securities     in     any
jurisdiction  to  any  person  to
whom it is not lawful to make any
such  offer  or  solicitation  in
such  jurisdiction.  Neither  the
delivery  of this prospectus  nor
any  sale  made hereunder  shall,
under  any circumstances,  create            437,674 Shares of
an  implication  that  there  has
been no change in the affairs  of              Common Stock
the Company since the date hereof
or that the information herein is
correct as of any time subsequent
to its date
   ___________________________

        TABLE OF CONTENTS

                            Page

AVAILABLE INFORMATION          2
INCORPORATION OF CERTAIN                      August 4, 1997
 INFORMATION BY REFERENCE      2
SUMMARY OF PROSPECTUS          3
RISK FACTORS                   3
THE COMPANY                    5
RECENT DEVELOPMENTS            6
THE OFFERING                   7
SELLING SHAREHOLDERS           7
USE OF PROCEEDS                9
DILUTION                       9
INDEMNIFICATION OF OFFICERS
   AND DIRECTORS               9
LEGAL MATTERS                 10
EXPERTS                       10